Exhibit 99.1

Bullish receives $1.15bn of IPO proceeds in stablecoins

Cayman Islands, August 19, 2025 – Bullish (NYSE: BLSH), an institutionally focused global digital asset platform that provides market infrastructure and information services, today announced that it had arranged to receive $1.15 billion of proceeds from its recently completed initial public offering in stablecoins, which represents a historic step for the use of stablecoins in an initial public offering in the United States.

The vast majority of the stablecoins were minted for Bullish on the Solana network. Jefferies, as billing and delivery agent for the initial public offering, coordinated the stablecoin minting, conversion, and delivery process, working closely with the numerous issuers and platforms across the U.S., Europe, and Asia. Bullish received the following USD- and EUR-denominated stablecoins:

•	Proceeds from the IPO, the majority of which were settled in USDC, along with a portion that were settled in EURC, are being custodied exclusively by Coinbase.

•	USD CoinVertible (USDCV) and EUR CoinVertible (EURCV) issued by Societe Generale-FORGE

•	Global Dollar (USDG) issued by Paxos and available via Global Dollar Network partners

•	PayPal USD (PYUSD) issued by Paxos

•	Ripple USD (RLUSD) issued on XRP Ledger by Ripple

•	USD1 issued by World Liberty Financial

•	Agora Dollar (AUSD) issued by Agora

•	EURAU issued by AllUnity

"We view stablecoins as one of the most transformative and widespread use cases for digital assets," said David Bonanno, Bullish CFO. "Internally, we leverage them for rapid and secure global fund transfers, especially on the Solana network. We believe our collaborations with the stablecoin issuers represented here, including their listings on our Bullish Exchange, demonstrate how the infrastructure and liquidity we’ve built at Bullish helps power their businesses."

“Internet Capital Markets enable capital to move faster, with greater transparency, and in a globally accessible manner," said Lily Liu, President of the Solana Foundation. "Bullish’s use of stablecoins in its IPO merges public market infrastructure with blockchain rails, and highlights Solana’s unique position to power a new era of market efficiency and innovation.”

"Bullish’s innovative use of stablecoins in their IPO marks a significant milestone for the digital asset ecosystem. This achievement underscores the transformative potential of stablecoins in modernizing financial systems, and we’re proud that Coinbase’s custody solution is supporting this historic moment. With evolving regulatory clarity, including the GENIUS act, leading businesses like Bullish are better positioned to unlock the full potential of crypto for businesses and consumers alike," Greg Tusar, VP of Institutional Product, Coinbase.

Bullish’s initial public offering closed on August 14, 2025. Bullish's shares trade on the New York Stock Exchange under the ticker symbol "BLSH".

About Bullish

Bullish is an institutionally focused global digital asset platform that provides market infrastructure and information services. These include: Bullish Exchange – a regulated and institutionally focused digital assets spot and derivatives exchange, integrating a high-performance central limit order book matching engine with automated market making to provide deep and predictable liquidity. Bullish Exchange is regulated in Germany, Hong Kong, and Gibraltar. CoinDesk Indices – a collection of tradable proprietary and single-asset benchmarks and indices that track the performance of digital assets for global institutions in the digital assets and traditional finance industries. CoinDesk Data - a broad suite of digital assets market data and analytics, providing real-time insights into prices, trends, and market dynamics. CoinDesk Insights – a digital asset media and events provider and operator of Coindesk.com, a digital media platform that covers news and insights about digital assets, the underlying markets, policy, and blockchain technology.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Bullish’s future financial or operating performance, business strategy, and potential market opportunity. Words or phrase such as "anticipate", "objective", "may", "will", "might", "should", "could", "can", "intend", "expect", "believe", "estimate", "predict", "potential", "plan", "is designed to" or similar expressions suggest future outcomes. Such forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Bullish, are inherently uncertain and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. We cannot guarantee future results, level of activity, performance or achievements and there is no repress release that the actual results achieved will be the same, in whole or in part, as those set out in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts and other forward-looking information will not occur, which may cause Bullish’s actual performance and financial results in future periods to differ materially from any estimates of future performance, illustrations of performance results or results expressed or implied by such forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should not place undue reliance on any such forward-looking statements, which speak only as of the date they are made.

Contacts

•	media@bullish.com

•	investors@bullish.com